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                                                    Filed Pursuant to 424(b)(3)
                                                    Registration Statement
                                                    No. 333-21217



                            ------------------------

                           PROXY STATEMENT SUPPLEMENT
  (TO PROXY STATEMENT SUPPLEMENT OF THE MAJORITY OF THE BOARD OF DIRECTORS OF
            STUDENT LOAN MARKETING ASSOCIATION DATED JULY 10, 1997)

                            ------------------------

                        RELATING TO THE COMMON STOCK OF

                            SLM HOLDING CORPORATION
                            (THE "HOLDING COMPANY")

     The following legend is required by the Privatization Act in connection with the offering of securities by the Holding Company, including the Holding Company Common Stock:

OBLIGATIONS OF THE HOLDING COMPANY AND ANY SUBSIDIARY OF THE HOLDING COMPANY ARE NOT GUARANTEED BY THE FULL FAITH AND CREDIT OF THE UNITED STATES AND NEITHER THE HOLDING COMPANY NOR ANY SUBSIDIARY OF THE HOLDING COMPANY IS A
GOVERNMENT-SPONSORED ENTERPRISE (OTHER THAN SALLIE MAE) OR AN INSTRUMENTALITY OF THE UNITED STATES.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

    THE DATE OF THIS PROXY STATEMENT/PROSPECTUS SUPPLEMENT IS JULY 22, 1997.
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                              (SALLIE MAE LOGO)
                       STUDENT LOAN MARKETING ASSOCIATION
                       1050 Thomas Jefferson Street, N.W.
                          Washington, D.C. 20007-3871

                            PROTECT YOUR INVESTMENT!

                                                                   July 22, 1997

Dear Fellow Shareholder:

     We recently mailed to you important proxy materials concerning our July 31 Special Meeting at which you will be asked to vote on the plan for privatizing Sallie Mae and the election of Directors. YOUR VOTE WILL DETERMINE THE FUTURE VALUE OF YOUR INVESTMENT.

     As you know, the slate supported by the majority of existing directors (the "Majority Director Slate") intends to continue implementation of the business plan which has generated exceptional growth in Sallie Mae over the last two years, and which we believe will build superior value post-privatization. The CRV, in contrast, has no credible plan, having reversed its position over the last two years on virtually every major business issue. In our view, handing the leadership of your Company over to the CRV now would seriously jeopardize the value of your investment. WE URGE YOU TO PROTECT YOUR INVESTMENT BY SIGNING, DATING AND RETURNING THE ENCLOSED BLUE PROXY CARD TODAY.

     As you know, Sallie Mae's stock price has more than quadrupled over the past three years. We have been gratified by Sallie Mae's growth and are confident that we are strongly positioned to maximize earnings going forward. We appreciate your continued support.

                                          On behalf of the Majority Directors,

                                          [David J. Vitale Sig]
                                          David J. Vitale
                                          Chair designee of
                                          the Majority Director Slate

                     PLEASE SEE REVERSE FOR IMPORTANT ALERT
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                             -- IMPORTANT ALERT --

In order to protect the value of your investment, we urge you to simply discard any green proxy card the CRV may send you. If you have already signed a green proxy card, you have every legal right to change your vote by signing, dating and returning the enclosed BLUE proxy card. ONLY YOUR LATEST DATED PROXY COUNTS.

If you have any questions or need assistance in voting your shares, please call our proxy solicitor, D.F. King & Co., Inc., toll-free at 1-800-848-3410.
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[SALLIE MAE LOGO]
STUDENT LOAN MARKETING ASSOCIATION
1050 Thomas Jefferson Street, N.W.
Washington, D.C. 20007-3871

                                                                   July 22, 1997

                          SETTING THE RECORD STRAIGHT:
                        14 EXCELLENT REASONS TO VOTE FOR
                          THE MAJORITY DIRECTOR SLATE

 1.   THE CRV CANNOT ORIGINATE LOANS WITHOUT LOSING BANK CUSTOMERS.

     The CRV's loose talk on loan originations has already damaged the business. Contrary to the CRV's assertions, and as we indicate on page 12 of the Majority Director Proxy Statement Supplement, we believe that long-standing customers have postponed, subject to the outcome of the proxy vote, over $1 billion of transactions following the CRV's announcement of its origination strategy. Now the CRV has abandoned its plan for full-scale originations, focusing instead on limited originations. Given the foregoing, how can the CRV possibly achieve its projections?

 2.   MANAGEMENT HAS A SMARTER APPROACH ON LOAN ORIGINATIONS.

     Key elements of management's school-based strategy provide Sallie Mae with the flexibility to originate loans, when we know that it will create value for the shareholder. Management has developed a multi-dimensional strategy to grow shareholder value based on a clear understanding of today's marketplace. Over 95% of all student borrowers receive their student loans through the campus financial aid office; the company is maintaining its focus on the school decision maker while raising retail customer awareness. This thoughtful strategy will ensure that the company continues to have the flexibility to deliver to shareholders the highest degree of value.

 3. THE CRV'S FINANCIAL PROJECTIONS AND ITS NEW "LIMITED" ORIGINATION STRATEGY DO NOT MATCH UP.

     Although the CRV's proxy filing describes a "limited" origination strategy, its financial projections are based on a full-scale plan to aggressively originate loans. Its earnings projections in 1998 would require Sallie Mae to attain a 33% share of all loans available to new lenders. That is five times the present share of the largest student loan originator in the program. The CRV also wrongly assumes that there would be no loss of business in secondary market purchases. We believe we would lose up to half of today's secondary market business within two years, which would severely hurt share value.
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 4.   THE CRV OPPOSES SALLIE MAE'S SUCCESSFUL SCHOOL-BASED MARKETING STRATEGY.

     Sallie Mae EVP Lydia Marshall conceived and executed the school-based strategy with the support of the Majority Directors. As both former COO and present Sallie Mae board member, Al Lord is on record opposing the strategy. While the CRV now pays lip service to the strategy, they advocate gutting the budget necessary to successfully execute it.

 5.   MANAGEMENT'S LOAN PRICING STRATEGY HAS INCREASED YIELD.

     In the period from 1994 to 1997, combining more valuable loans with only slightly higher premiums has delivered a 30 basis point improvement in yield to date. Simply put, what the CRV does not tell you is that the average borrower indebtedness has multiplied by two and a half times since 1990, which dramatically increases the value of the loans. While premiums have increased 5% CAGR from 1994-97, the value of the asset has increased 16.4% CAGR (servicing costs are unit based, thereby making higher average balance loans more profitable).

 6.   MANAGEMENT'S STRATEGY HAS DRIVEN STOCK PRICE GAINS.

     We believe the increase in share value is being driven by the following fundamentals:

         1) Management's successful school-based strategy (which the CRV, until recently, opposed);

         2)   Management has stalled direct lending in the marketplace;

         3)   Management's privatization plan (which the CRV opposed);

         4)   Management's effective political strategy; and

         5)   Aggressive capital management.

 7.   MANAGEMENT CONSISTENTLY DELIVERS ITS EARNINGS TARGETS.

     Management has a record of meeting or exceeding earnings targets in each of the last 10 quarters. Management can achieve its 15% EPS growth goal and believes that there is significant upside potential to these estimates. These targets are based on a thorough understanding of the marketplace. We understand our customers and the CRV does not.

 8.   THE CRV THIRD-PARTY SERVICING STRATEGY IS FLAWED.

     The CRV would establish a third-party servicing operation with no corresponding obligation to sell loans to Sallie Mae, eliminating a major incentive for lenders to sell to Sallie Mae. This would reduce purchase volume, eroding shareholder value. Purchasing loans is far more profitable and offers more opportunity than loan servicing. Today, the only way lenders can contract for Sallie Mae servicing is for them to agree to sell their loans to Sallie Mae.

 9.   MANAGEMENT IS BEATING DIRECT LENDING; THE CRV WOULD GIVE IT NEW LIFE.

     By servicing the government's direct loan program, the CRV would help our biggest competitor address its major weakness. The Company's strategy is to defeat direct lending, currently stalled at 32%, and to recapture direct lending's market share. The Company is well on its way to realizing this significant opportunity to increase shareholder value.

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10.   CRV NOMINEES LACK THE INDEPENDENCE AND EXPERIENCE TO BE EFFECTIVE
DIRECTORS.

     Al Lord's hand-picked nominees lack experience, independence and stature. No CRV business nominee works for a major public company. The CRV's Board nominees do not understand today's competitive student loan industry. Both CRV higher education nominees advocate direct lending, Sallie Mae's biggest competitor.

11.   AL LORD LACKS THE SKILLS TO LEAD SALLIE MAE.

     Sallie Mae is committed to finding a broad-based experienced, Fortune 500 CEO who has a successful track record outside a GSE. Such experience is necessary to lead Sallie Mae in a non-GSE environment. Al Lord was passed over for the CEO position in 1990 and has not been an officer of a public corporation since 1993.

12.   AL LORD AND ED FOX CANNOT EFFECTIVELY MANAGE SALLIE MAE'S POLITICAL RISK.

     When Ed Fox left Sallie Mae in 1990, the Company was politically isolated -- no one on Capitol Hill understood what Sallie Mae was or did -- a situation that led to the initiation of direct lending in 1991. Further, the last time Al Lord and Paul Carey were on Capitol Hill representing Sallie Mae, Sallie Mae was hit with the offset fee. "Anecdotes . . . from the 1993 . . . efforts to avoid being hit with new fees . . . have offered little support for the notion that Lord or other CRV members might be equipped to better handle what now remains a delicate political balancing act for the company and its shareholders."*

13.   SALLIE MAE'S NEW INITIATIVES ADD VALUE.

     Management's new initiatives capitalize on the changes transforming the student loan marketplace:

         - The HICA acquisition allowed Sallie Mae to expand its offering of supplemental loan products and secure $1.0 billion of incremental guaranteed loan volume;

         - Education Securities Inc. (ESI), Sallie Mae's broker-dealer subsidiary, expands the Company's higher education facilities finance capability. Through its expert management of Sallie Mae's tax-exempt portfolio, ESI delivered $6 million to the bottom line in its first full year of operation; and

         - The student information system, developed with the PeopleSoft Corporation, which integrates Sallie Mae loan processing capabilities, positions Sallie Mae to obtain increased loan volume.

Collectively, these investments continue to bring significant value to Sallie Mae's core business. The CRV's criticism of management's new initiatives underscores their lack of understanding of the evolving higher education market.

14. THE MAJORITY DIRECTOR SLATE AND EXECUTIVE MANAGEMENT HAVE MORE AT STAKE THAN THE CRV.

     Executive management and the Majority Director Slate beneficially own more than 500,000 shares, which is more than two and a half times that of the CRV and its slate.

---------------

* Charles Gabriel, Jr., Prudential Securities, April 1997 (quoted with permission).

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The Majority Directors urge you to promptly complete, sign, date and return the enclosed BLUE proxy card, using the accompanying postage-paid envelope, voting "FOR" adoption of the Reorganization Proposal and selection of the Majority Director Slate.

The information contained herein reflects beliefs of the Majority Directors and Sallie Mae Management as to certain major issues relating to Sallie Mae's future leadership and business strategy. For detailed information concerning the proposed reorganization of Sallie Mae and the nominees and business strategy recommended by the Majority Directors, you are urged to read carefully the Proxy Statement/Prospectus dated July 10, 1997, and the Proxy Statement Supplement of the Majority Directors, each as such may be supplemented from time to time.

The following legend is required in connection with the offering of securities by the Sallie Mae Holding Company, including the Holding Company Common Stock:

OBLIGATIONS OF THE HOLDING COMPANY AND ANY SUBSIDIARY OF THE HOLDING COMPANY ARE NOT GUARANTEED BY THE FULL FAITH AND CREDIT OF THE UNITED STATES AND NEITHER THE HOLDING COMPANY NOR ANY SUBSIDIARY OF THE HOLDING COMPANY IS A GOVERNMENT-SPONSORED ENTERPRISE (OTHER THAN SALLIE MAE) OR AN INSTRUMENTALITY OF THE UNITED STATES.

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